EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

Years ended December 31,
	2000	1999	1998
Average basic common shares outstanding	2,628,998 =======	2,651,910 =======	2,637,012 =======
Average diluted common shares outstanding	2,629,733 ========	2,652,836 =======	2,637,956 ========
Net income	$320,893 =======	$4,266,286 ========	$4,230,644 ========
Basic and diluted earnings per common share	$ 0.12 ======	$ 1.61 ======	$ 1.60 =======